                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                               GA Financial, Inc.
         _______________________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
         _______________________________________________________________
                         (Title of Class of Securities)


                                   361437-10-6
         _______________________________________________________________
                                 (CUSIP Number)

         _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO. 361437-10-6                     13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Great American Federal Savings and Loan Association
        Employee Stock Ownership Plan
        IRS ID No. 25-0555942
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF
                             552,040
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                             159,960
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                             712,000
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               712,000
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.1% of 7,041,135 shares of Common Stock outstanding
              as of December 31, 1998.
________________________________________________________________________________
12      TYPE OF REPORTING PERSON*

                  EP
________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

               GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            GA Financial, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            4750 Clairton Boulevard
            Pittsburgh, Pennsylvania 15236

Item 2(a)   Name of Person Filing:
            Great American Federal Savings and Loan Association
            Employee Stock Ownership Plan
            Trustee: First Bankers Trust Company, N.A.
                     1201 Broadway
                     Quincy, Illinois 62301

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            4750 Clairton Boulevard
            Pittsburgh, Pennsylvania 15236

Item 2(c)   Citizenship:
            Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 361437-10-6

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 712,000 shares of the issuer. This number of shares represents 10.1% of the common stock, par value $.01, of the issuer, based upon 7,041,135 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 552,040 of the shares and shares voting power over 159,960 shares. The reporting person has the sole power to dispose or direct the disposition of 712,000 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 2, 1999
                  ____________________________________________
                                     (Date)


                            /s/ Lawrence A. Michael
                  ____________________________________________
                                   (Signature)


                      Vice President, Corporate Secretary
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages